EXHIBIT 99.18

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2019 of PolyMet Mining Corp. of our report dated March 28, 2019, relating to the consolidated financial statements which appear as Exhibit 99.2 to this Annual Report on Form 40-F.
We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333- 192208) of PolyMet Mining Corp. of our report dated March 28, 2019 referred to above.
We also consent to the reference to us under the heading "Interests of Experts," which appears in the Annual Information Form included in the Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, Canada
March 30, 2020